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            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
                      OF VIDIKRON TECHNOLOGIES GROUP, INC.

It is hereby certified that;

1. The name of the corporation is Vidikron Technologies Group, Inc. (the 'Corporation').

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out the first sentence of Article Fourth thereof and by substituting in lieu of such first sentence the following new sentence:

     'The aggregate number of shares which the corporation shall have authority to issue is five hundred and one million (501,000,000) shares, consisting of (i) five hundred million (500,000,000) shares of common stock, par value $.0001 per share ('Common Stock'), and (ii) one million (1,000,000) shares of preferred stock, par value $.01 per share ('Preferred Stock').'

3. In accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, the amendment of the Certificate of Incorporation herein certified has been duly adopted by the holders of a majority of the outstanding shares of Common Stock as of January 21, 1999, the record date for the determination of the stockholders entitled to vote at the Corporation's annual meeting of stockholders held on February 19, 1999.

Signed as of this 2nd day of March, 1999.


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                                 Martin J. Holleran, Chief Executive Officer